SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December 12, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	December 12, 2008

TAM prepares the return of the last MD-11 of its fleet

Aircraft to stop flying with TAM colors as of this weekend

São Paulo, December 12, 2008 – TAM (NYSE: TAM and Bovespa: TAMM4) will say goodbye in the coming days to the last MD-11 of its fleet. The aircraft registration: PT-MSJ was received by TAM in March 2007, through a short-term leasing contract signed with Boeing Capital Corporation (BCC), which involved the delivery of three MD-11, to be used until the arrival of the moderns Boeing 777-300ER aircraft. The first 777 was incorporated in TAM’s fleet in August 2008.

TAM’s MD-11 is currently being used by the company for the Sao Paulo-Paris route. The last trip of the aircraft flying TAM is scheduled to this friday. With the last operation with this MD-11, TAM will start flying to Paris exclusively with the Airbus A330 aircraft, more modern and with lower operating costs.

The return of the MD-11 reinforces TAM’s policy to keep a young fleet, with a low average age, thus offering more comfort to passengers, in compliance with the company´s strategy of Excellence in Services, one of the company’s three pillars of action, along with Technical and Operational Excellence and Excellence in Management.

Since the beginning of 2008, TAM has operated the domestic market with a monofleet, made up exclusively of Airbus aircraft. The company has a consistent and flexible long term fleet plan in order to sustain an expansion in both the domestic and international markets. The company expects to have 151 aircrafts in operation by the end of 2013.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	MVL Comunicação
Fax: (55) (11) 5582-8149	Phone: (55) (11) 3594- 0302 / 0303 / 0304 / 0305 / 0306
invest@tam.com.br	equipetam@mvl.com.br
www.tam.com.br/ir	TAM
Media Relations
www.tam.com.br
www.taminforma.com.br

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market since July 2003, and closed November with a 51.7% market share. The company operates flights to 42 Brazilian destinations. It serves 79 different destinations in the domestic market, through commercial agreements with regional companies. Among Brazilian airline companies operating internationally, TAM's international market share was 83.8% in October. Its international operations include direct flights to 18 destinations in the United States, Europe and South America: New York, Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). Additionally, it has code sharing agreements with international airline companies, allowing passengers to travel to another 64 destinations in the USA, South America and Europe. TAM was the first airline company to launch a loyalty program in Brazil, which currently has 5.2 million associates and has redeemed more than 6.4 million tickets in exchange for points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.